Contact

www.linkedin.com/in/shane-hannan
(LinkedIn)
howtobicycleacrossamerica.com/
(Personal)

Top Skills

Managed Print Services

Networking

Strategy

Certifications

Okta Sales Fundamentals

Google Certificate - G Suite Sales
Fundamentals Exam

Google Certificate - G Suite Products
and SKUs

Google Certificate - Productive
Meeting Experiences

AWS Business Professional

Publications

How To Bicycle Across America

Shane Hannan

CEO & Founder at Pro Cloud SaaS
Rio Verde, Arizona, United States

Experience

Pro Cloud SaaS
CEO and Founder
May 2020 - Present (2 years 10 months)
Arizona, United States

We provide organizations with Professional Cloud First Platforms that are
True Software as a Service. Key goals: Reducing IT Burden - Eliminating
Infrastructure - Zero Trust Networking - Identity Management - Seamless
Migrations - Mobility - Secure Printing - Guest & Mobile Printing.

With years of experience across all verticals, we are a trusted partner that
provides you the expertise on the latest True SaaS Platforms for seamless
migrations and ongoing management.

Pro Cloud SaaS partners with the most recognized SaaS providers and SaaS
consumers on the planet.
Our agile Pro Services Engineers are fully certified by our Eco-Partners
and specialize in diverse deployments from small businesses to global
organizations.

Pro Cloud SaaS has operations in Australia, Brussels, India, Mexico, Nigeria,
Qatar, the United Kingdom, the United States, and Zambia. We provide you
with follow-the-sun support for your SaaS platforms.

www.procloudsaas.com

How to Bicycle Across America
Adventurer, Published Author
June 2018 - Present (4 years 9 months)
www.shane.hannan.com

The Book:
How to Bicycle Across America is a solo tour of the southern United States,
over 2,800 miles from the Pacific to the Atlantic Ocean, taking 32 riding
days to complete. The journey was broken into five stages over five years.
Flying in and out of each start and finish point, then cycling five to seven days

to complete a section ranging from 450 to 700 miles. The book is a "how-to-guide" that covers all the details - equipment used, training, maps and elevation charts. Be inspired to maybe start your own adventure.

The Route:
San Diego to Phoenix – 437 miles/703 kilometers – 6 days
Phoenix to El Paso – 430 miles/692 kilometers – 5 days
El Paso to San Antonio – 619 miles/966 kilometers – 7 days
San Antonio to New Orleans – 653 miles/1,051 kilometers – 7 days
New Orleans to St Augustine – 681 miles/1,096 kilometers – 7 day

www.howtobicycleacrossamerica.com

Kissin' Kate Western Wear
Non Executive Board Member
February 2019 - Present (4 years 1 month)
Scottsdale, Arizona

Handcrafted Western Wear -

Committed to quality & originality Kissin' Kate's western accessories. Each product is uniquely handcrafted. All work is original and produced with quality materials, in order to maintain a fair price point for customers who want top products. Kate opened a small business in 2018, to sell all her handmade western accessories, and share her love for the cowgirl culture with others.

https://kissinkate.com/shop?olsPage=products

PrinterLogic
Managing Director - APAC Region at PrinterLogic
January 2019 - May 2020 (1 year 5 months)
Sydney, New South Wales, Australia

PrinterLogic helps IT professionals eliminate all print servers with a centrally managed direct IP printing platform. SaaS or VA, PrinterLogic can create a highly available enterprise print architecture that empowers end-users with mobile printing, and secure printing.

ROI Print Manager
President
August 2003 - September 2018 (15 years 2 months)
United States

Print Control Software has been creating innovative workflow solutions since 2003 that help to improve users' workflow with pull printing, mobile printing and access to print drivers. Effective user management and education ensure the most efficient utilization of a printer fleet and deliver substantial cost savings.

IKON Office Solutions
Product Marketing Manager
1998 - 2003 (5 years)
United States

Responsible for delivering corporate marketing programs and initiatives to branch offices throughout the western United States. Engaging senior leaders, operations, and sales, to introduce value-added solutions and services to help differentiated offering.

Introducing key vendor partners to field operations and sales departments. Organizing and conducting product training evenings in branch offices, attending technology shows and presenting value propositions. Aligned to corporate goals and sales targets. Reporting directly to VP of Product Marketing.

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